Weil, Gotshal & Manges LLP
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(212) 310-8000
FAX: (212) 310-8007
November 26, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Jeffrey Riedler

Re:	Fortegra Financial Corporation
Registration Statement on Form S-1
File No. 333-169550
Dear Mr. Riedler:
     On behalf of our client, Fortegra Financial Corporation (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Securities and Exchange Commission Amendment No. 3 (the “Amendment”) to the Registration Statement on Form S-1 of the Company (File No. 333-169550), together with exhibits thereto (the “Registration Statement”).
     Set forth below in bold are comments in the Staff’s comment letter of November 23, 2010. Immediately following each of the Staff’s comments is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in response to the Staff’s comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.
General
1.	We note that you have a pending confidential treatment request. Please be advised that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.
The Company acknowledges the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51
Cash Flows, page 90
2.	We acknowledge your response to prior comment 6. You disclose that net cash provided by operating activities decreased in 2010 due to a $2.9 million increase in income taxes payable. Please clarify how an increase in income tax payable would decrease operating cash flows given that increases in liabilities are generally a source of cash flows.
The Company has revised its disclosure on page 93 in response to the Staff’s comment to clarify that amount was a payment of income taxes.
Executive and Director Compensation, page 140
Cash Incentive Awards, page 143
3.	We note your response to prior comment 11. The additional disclosure you provided describes the procedure by which the compensation committee evaluates and reviews the personal performance objectives. Please further expand your disclosure to describe the substance of the committee’s review, identify the objectives determined that were and were not achieved and describe the evaluation of each executive officer’s personal performance objectives. Your discussion should include the factors considered by the committee in its evaluation as well as the committee’s ultimate determination of the actual level of achievement for each officer and his or her respective personal performance objectives. For example, you disclose on page 144 the individual annual performance objectives for each named executive officer. Your revised disclosure should state the committee’s determination as to whether or not each of these objectives was achieved and describe the factors the committee considered in making that determination.
The Company has revised its disclosure on pages 146 — 148 in response to the Staff’s comment.
Financial Statements
Consolidated Statement of Income, page F-4
4.	We acknowledge your response to prior comment 13. You stated that your presentation of net underwriting profits defined as premiums earned less claims incurred and commissions accurately presents your revenue components and associated risks. You further stated that your net presentation of insurance premiums and related expenses is in accordance with ASC 605-45 since you typically earn a fixed fee of 10%, bear no credit risk and are not the primary obligor.

However, your net earned premiums of $108.1 million in 2009 and $112.8 million in 2008 are significantly higher than your net underwriting revenue of $5.1 million in 2009 and $1.7 million in 2008. In addition, your expenses exclude all of the related incurred claims and commissions incurred. Even though you only maintain a nominal amount of net underwriting risk since you reinsure the majority of your credit insurance business, you have exposure to losses on your reinsurance transactions as you disclose under Credit Risk on page 93. Your exposure to losses is further highlighted in your risk factors on page 22 where you disclose that although the reinsurer is liable to the respective insurance subsidiary to the extent of the ceded reinsurance, you remain liable to the insured as the direct insurer on all risks reinsured. Ceded reinsurance arrangements, therefore, do not eliminate your obligation to pay claims. While the captive reinsurance companies owned by your clients are generally required to maintain trust accounts with sufficient assets to cover the reinsurance liabilities and you manage these trust accounts on behalf of these reinsurance companies, you are subject to credit risk with respect to your ability to recover amounts due from reinsurers. The inability to collect amounts due from reinsurers could have a material adverse effect on your results of operations and your financial position.
The net underwriting revenue presentation of $5.1 million in 2009 also appears inconsistent, with the gross balance sheet presentation of your reinsurance receivables of $173.8 million and your footnote disclosure that the reinsurance receivables are based upon estimates and are reported on the balance sheet separately as assets, as reinsurance does not relieve you Of your legal liability to policyholders.
The exposure to losses and risks assumed are not consistent with your statements that you earn a fixed return, have no credit risk and are not the primary obligor. Please revise the presentation of your insurance and reinsurance transactions on a gross basis in accordance with Rule 7.04 of Regulation S-X or tell us why the presentation of insurance revenues and the related expenses on a net basis is appropriate given that you have not met the criteria for net presentation in ASC 605-45 and appear to have the same risks and exposure to losses typically associated with an insurance provider.
The Company has revised its disclosure in response to the Staff’s comment.

     If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8971.
Sincerely yours,
/s/ ALEXANDER D. LYNCH
Alexander D. Lynch

cc:	Richard S. Kahlbaugh, Fortegra Financial Corporation
Walter P. Mascherin, Fortegra Financial Corporation
Michael Vrban, Fortegra Financial Corporation
John G. Short, Fortegra Financial Corporation
Michael Groll, Esq., Dewey & LeBoeuf LLP
Richard B. Spitzer, Esq., Dewey & LeBoeuf LLP

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